UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                 (Amendment No.      13        )*


                      ALBERTO-CULVER COMPANY
                         (Name of Issuer)

           CLASS B COMMON STOCK, $.22 par value per share
                   (Title of Class of Securities)

                             013068101
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                            Page 1 of 4 Pages

CUSIP NO.  013068101          13G                         Page  2  of 4  Pages

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  1         NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       LEONARD H. LAVIN
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)
                                                                      (b)
--------------------------------------------------------------------------------
  3        SEC USE ONLY

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  4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
------------------------------------------------------------------------------
                                    5      SOLE VOTING POWER
                                                    3,108,468 **
            NUMBER
          OF SHARES            -------------------------------------------------
                                    6      SHARED VOTING POWER
                                                       30,000 **
         BENEFICIALLY
          OWNED BY             -------------------------------------------------
             EACH

          REPORTING                 7      SOLE DISPOSITIVE POWER
            PERSON                                  3,108,468 **

             WITH              -------------------------------------------------


                                    8      SHARED DISPOSITIVE POWER
                                                       30,000 **

--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,138,468 **
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *

         Excluded are: 2,665,094 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, and 267,340 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. Lavin disclaims beneficial ownership of such shares.
                                                                      X
----------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

                        18.72%**
-----------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON *

                       IN
------------------------------------------------------------------------------
                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Does not include 271,244 shares of the Issuer's Class A common stock, $.22 par value (the "Class A shares") held by Lavin Family Foundation. All, but not less than all, of the Class A shares may be converted into Class B shares on a share for share basis at the option of the Issuer.

CUSIP No. 013068101                SCHEDULE 13G               Page 3 of 4
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Item 1(a).        Name of Issuer:                     Alberto-Culver Company

Item 1(b).        Address of Issuer's Principal Executive Office:

                          2525 Armitage Avenue
                          Melrose Park, Illinois 60160

Item 2(a).        Name of Person Filing:           Leonard H. Lavin ("Lavin")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                          2525 Armitage Avenue
                          Melrose Park, Illinois 60160

Item 2(c).        Citizenship:                       United States citizen

Item 2(d).        Title of Class of Securities:

                  Class B common stock, $.22 par value per share
                 ("Class B shares")

Item 2(e).        CUSIP Number:                               013068101

Item 3.  Not Applicable

Item 4.  Ownership.

         (a)      Amount Beneficially Owned:                  3,138,468 1

         (b)      Percentage of Class:               18.72%

         (c)      Number of shares as to
                           which such person has:


          (i)  Sole power to vote:            3,108,468 Class B shares 2
         (ii)  Shared power to vote:             30,000 Class B shares 3
        (iii) Sole power to dispose:          3,108,468 Class B shares 2
         (iv)  Shared power to dispose:          30,000 Class B shares 3




         1        Does not include 271,244 Class A shares held by Lavin Family
Foundation.

         2 Does not include: 2,665,094 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, and 267,340 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. Lavin disclaims beneficial ownership of such shares.

         3 1,800,000 Class B shares are held as co-trustee with Carol L. Bernick of a grantor annuity trust for the benefit of Lavin and 30,000 Class B shares are held in the name of Lavin Family Foundation, a charitable foundation of which Lavin is the President and a Director. Does not include 271,244 Class A shares held by Lavin Family Foundation, 6,800 Class A shares or 38,000 Class B shares held by the Lavin Family Supporting Foundation, a public charity of which Lavin is one of three Directors.

CUSIP No. 013068101                SCHEDULE 13G              Page 4 of 4
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Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.

Item 10.          Certification.

                           Not Applicable.





                                                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:             February 13, 1997



Signature:        /s/ Leonard H. Lavin
                  Leonard H. Lavin




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